

Mail Stop 7010

January 17, 2006

Ms. Katie Fung
Chief Financial Officer
Peak International Ltd.
38507 Cherry Street
Unit G, Newark, California 94560

> **RE:** **Form 10-K for the Fiscal Year ended March 31, 2005**
> **Forms 10-Q for the Fiscal Quarters ended June 30, 2005 and**
> **September 30, 2005**
> **File No. 0-29332**

Dear Ms. Fung:

We have reviewed your response letter dated December 16, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 9A – Controls and Procedures, page 33

2. We have reviewed your response to comment 4. Your main production facility in Shenzhen is operated pursuant to a processing agreement with an unaffiliated PRC company. While you do not believe that you are legally obligated to pay such amounts, you have elected to voluntarily make payments related to taxes and social insurance contributions for the factory's workers. You state that you account for the processing agreement in accordance with your rights and obligations pursuant to agreement as well as practices that have evolved over time. It remains unclear how you account for the processing agreement in light of your rights and obligations as well as practices that have evolved over time. Please provide us with a comprehensive explanation as to how you account for this factory and processing agreement. Please clarify what amounts aside from the $1.3 million previously disclosed are reflected in your financial statements related to the factory and processing agreement. Please also discuss what consideration was given to FIN 46(R).

3. We have reviewed your response to comment 5. Your current disclosure states that your chief executive officer and chief financial officer have concluded that, "subject to the limitations noted above," your disclosure controls and procedures were effective. It is not clear what limitations are being referred to in your disclosure. Also, you should not state that your disclosure controls and procedures are effective subject to limitations. See Question 5 of our Frequently Asked Questions on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports dated October 6, 2004. Please amend your Form 10-K for the year ended March 31, 2005 to state in clear and unqualified language the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures as of March 31, 2005.

Note 21 – Segment Information, page F-22

4. We have reviewed your response to comment 11. Your disclosure under Item 1 (Business) indicates that you serve two different and distinct markets and that you provide a broad range of products.   Given this, it is unclear how your chief

operating decision maker can assess performance and make decisions regarding the allocation of resources on a consolidated basis. Please provide us with the following additional information:

- Tell us specifically who your chief operating decision maker is and how you determined this based on paragraph 12 of SFAS 131; and
- Provide us with a copy of the reports provided to the chief operating decision maker on a regular basis to assess performance and make decisions regarding the allocation of resources.

5. We have reviewed your response to comment 12. It remains unclear how you determined that all of your products are similar and can be classified in one category. Please tell us the specific factors that you considered in determining that all of your products discussed beginning on page 5 under Products and Production Processes are similar.

Form 10-Q for the period ended September 30, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

6. We have reviewed your response to comment 14. In your response to the decrease in gross profit of $5,766,000 from $8,118,000 for the six months ended September 30, 2004 to $2,353,000 for the six months ended September 30, 2005 you have only partially explained the reasons for the decrease in gross profit. The explanation appears to represent approximately $2,200,000 of the decrease in gross profit of $5,766,000 with $2,000,000 of the decrease attributed to a PRC investigation accrual and approximately $200,000 due to the decline in revenues of $2,540,000 based on their gross margin of 7.3%. Please provide a comprehensive discussion of the reasons for the decrease in gross margin for the six months ended September 30, 2005.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Branch Chief